SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           INNOSERV TECHNOLOGIES, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   45765F106
                                   ---------
                                 (CUSIP Number)


                                Robert E. Healing
                            General Electric Company
                              3135 Easton Turnpike
                                  Fairfield, CT
                                 (203) 373-2243
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 4, 1998
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                         (Continued on following pages)

                              (Page 1 of 15 Pages)

                                  SCHEDULE 13D


CUSIP NO. 45765F106                                                PAGE __OF 15
          ---------

   1     NAME OF REPORTING PERSON

         GENERAL ELECTRIC COMPANY, ACTING THROUGH ITS GE MEDICAL SYSTEMS DIVISION, AND AS THE SOLE SHAREHOLDER OF NATIONAL MEDICAL DIAGNOSTICS, INC., A DELAWARE CORPORATION

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   /x/

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON           700,000
WITH

                           8    SHARED VOTING POWER

                                0

                           9    SOLE DISPOSITIVE POWER

                                700,000

                          10    SHARED DISPOSITIVE POWER

                                0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          700,000

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.9%

  14     TYPE OF REPORTING PERSON

         CO

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement relates is the common stock, par value $.01 per share ("InnoServ Common Stock"), of InnoServ Technologies, Inc., a California corporation ("InnoServ"), which may be acquired beneficially by the Reporting Person upon the conversion of InnoServ's Series B Convertible Preferred Stock, par value $.01 per share (the "InnoServ Preferred Stock") presently owned by National Medical Diagnostics, Inc., a Delaware corporation and wholly-owned subsidiary of the Reporting Person ("NMD"). InnoServ's principal executive offices are located at 320 Westway, Suite 520, Arlington, Texas 76018.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by General Electric Company, a New York corporation ("GE" or the "Reporting Person"), whose principal business address is 3135 Easton Turnpike, Fairfield Connecticut 06431-0001. GE and its consolidated affiliates comprise one of the largest and most diversified industrial corporations in the world. From the time of its incorporation in 1892, GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Over the years, development and application of related and new technologies have broadened considerably the scope of activities of GE and its affiliates. GE's products include, but are not limited to, lamps and other lighting products; major appliances for the home; industrial automation products and components; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear reactors, nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; materials, including plastics, silicones and superabrasive industrial diamonds; and a wide variety of high-technology products, including products used in medical diagnostic applications.

         GE also offers a wide variety of services, including product support services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. The National Broadcasting Company, Inc., a wholly-owned subsidiary, is engaged principally in furnishing network television services, in operating television stations, and in providing cable programming and distribution services in the United States, Europe, and Asia. Through another wholly-owned subsidiary, General Electric Capital Services, Inc. ("GECS"), and its two principal subsidiaries, GE offers a broad array of financial services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance. Other services offered by GECS include satellite communications furnished by its subsidiary, GE Americom, Inc. GE also licenses patents and provides technical services related to products it has developed, but such activities are not material to GE.

         Except as described below, during the past five years, the GE has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In April, 1994, a U.K. subsidiary of GE, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. Such Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

         The names, principal occupations and business addresses of the executive officers and directors of GE are set forth in Schedule A attached hereto, which is incorporated herein by reference. Except as expressly noted in Schedule A, each such executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         GE, through its wholly-owned subsidiary NMD, beneficially acquired 700,000 shares of the InnoServ Preferred Stock (which is, in certain circumstances, convertible into 700,000 shares of InnoServ Common Stock) for consideration in the amount of $2,800,000. Such amount was obtained from GE's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         On May 19, 1998, GE, Diamond Merger Sub, Inc., a California corporation and a wholly-owned subsidiary of NMD ("Sub"), and InnoServ entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Sub with and into InnoServ (the "Merger"), with InnoServ surviving the Merger and becoming a wholly-owned subsidiary of NMD and an indirect wholly-owned subsidiary of GE. Pursuant to the Merger Agreement, by virtue of the Merger each outstanding share of InnoServ Common Stock (other than shares held by InnoServ, GE or their respective subsidiaries) will be converted into the right to receive a range of cash consideration between approximately $3.97 to $4.25 per share. In addition, pursuant to the Merger Agreement, upon consummation of the Merger, the officers and directors of Sub will replace the existing officers and directors of InnoServ and the existing bylaws of Sub will become the by-laws of InnoServ. It is anticipated that, following the consummation of the Merger, the InnoServ Common Stock will be delisted from the Nasdaq National Market and the InnoServ Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 99 (a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

         Pursuant to the Merger Agreement, in order to induce InnoServ to enter into the Merger Agreement, GE agreed to purchase, directly or through a designee, 700,000 shares of InnoServ Preferred Stock; on June 4, 1998 GE's wholly-owned subsidiary NMD purchased such shares for consideration in the amount of $2,800,000. Upon consummation of the Merger, GE, through NMD, will retain beneficial ownership of such InnoServ Preferred Stock. In the event that the Merger Agreement is terminated and the Merger is not consummated, GE will evaluate InnoServ's financial condition, operations and prospects and other business and investment opportunities, economic market conditions and contractual obligations and in connection with such evaluation (and others which may occur from time to time) may change its purpose with respect to its investment and take such actions as it deems appropriate in light of the circumstances existing at the time. GE may also sell all or a portion of its InnoServ Preferred Stock, or the InnoServ Common Stock acquired on conversion of the InnoServ Preferred Stock, in a private placement, public sale or as otherwise provided pursuant to the terms of the certificate of designation with respect to the InnoServ Preferred Stock (the "Designation"). A copy of the Designation is filed as Exhibit 99(b) hereto, and the description of the InnoServ Preferred Stock contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

         Except as described above, none of the persons named in Item 2 has any present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c) GE, through its wholly-owned subsidiary NMD, has the right, in certain circumstances, to acquire beneficial ownership of 700,000 shares of InnoServ Common Stock upon the conversion of the InnoServ Preferred Stock, representing 18.9% of the outstanding shares of such class of stock. Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of InnoServ Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in InnoServ Common Stock during the past 60 days.

         (d) When declared by the board of directors of InnoServ out of legally available funds, GE through NMD, has the right to receive cumulative dividends on each share of InnoServ Preferred Stock in the amount of $.32. Beginning on December 6, 1998, such dividends accrue, whether or not earned or declared, and are due and payable semiannually on the last day of June and December of each year, beginning on December 31, 1998. Dividends on InnoServ Common Stock may not be paid or declared unless any accrued but unpaid dividends owed to the holders of the InnoServ Preferred Stock are paid in full and the outstanding shares of InnoServ Preferred Stock are included in such dividend PARI PASSU to the shares of InnoServ Common Stock by assuming conversion of such shares of InnoServ Preferred Stock into InnoServ Common Stock. As noted in Item 4, a copy of the Designation is filed as Exhibit 99(b) hereto, and the description of the InnoServ Preferred Stock contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

         (e)  Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         GE, through its wholly-owned subsidiary NMD, and InnoServ are parties to a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which GE beneficially has the right (with certain limited exceptions) to participate in registrations of InnoServ's securities under the Securities Act of 1933, as amended, and the right to demand certain additional such registrations, with the expenses of such registration to be paid by GE. A copy of the Registration Rights Agreement is filed as Exhibit 99(c) hereto, and the description of such agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

         Concurrently with the execution of the Merger Agreement, certain shareholders (the "Shareholders") of InnoServ possessing sole voting and dispositive power and/or full voting power as to a total of 1,589,279 shares (approximately 52.8%) of the outstanding shares of InnoServ Common Stock, entered into a shareholder agreement (the "Shareholder Agreement") with GE. The Shareholder Agreement provides, among other things, that: (a) at the shareholders meeting of InnoServ to be held to approve and adopt the Merger Agreement (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, each Shareholder shall vote (or cause to be voted) the shares of InnoServ Common Stock owned by such Shareholder as of the date of the Shareholder Agreement and any other shares of capital stock of InnoServ acquired by such Shareholder after the date of the Shareholder Agreement and during the term of the Shareholder Agreement (the "Subject Shares") in favor of the approval and adoption of the Merger Agreement and the Merger; (b) at any meeting of shareholders of InnoServ or at any adjournment thereof or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger (other than the Merger), consolidation, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or other business combination or similar transaction involving InnoServ or its subsidiaries (including any Business Combination Proposal) (as defined in the Merger Agreement) which is not approved in writing by GE and (ii) any amendment to the articles of Incorporation or by-laws of InnoServ or other proposal or transaction involving InnoServ or any subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or which could result in any of the conditions to InnoServ's obligations under the Merger Agreement not being fulfilled; and (c) each Shareholder agrees (i) not to sell, pledge, transfer, tender or dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person (except to other Shareholders), (ii) in his capacity as a shareholder of InnoServ, not to take any action to encourage, solicit or initiate the submission of any Business Combination Proposal or participate in any way in discussions with or furnish non-public written information to, any person in connection with any Business Combination Proposal, (iii) to notify GE of any acquisition of any voting securities of InnoServ; and (iv) not to enter into any voting arrangement, whether by proxy, voting agreement or otherwise, inconsistent with the Shareholder Agreement.

         The obligations of the Shareholders under the Shareholder Agreement terminate upon the earlier of the close of business on September 30, 1998, the effective date of the Merger or the termination of the Merger Agreement, except that if the Merger Agreement is terminated pursuant to certain sections of the Merger Agreement that may result in a termination fee being paid to GE by InnoServ, certain obligations set forth in the Shareholder Agreement shall not terminate until 180 days following the termination.

         A copy of the Shareholder Agreement is filed as Exhibit 99(d) hereto, and the description of the Shareholder Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

         As described in Item 4, GE presently anticipates that it will acquire beneficially the entire equity interest in InnoServ pursuant to the Merger Agreement. Other than the Merger Agreement described in Item 4, the Designation described in Item 5 and the Registration Rights Agreement and the Shareholder Agreement referred to in this Item 6, to the best knowledge of GE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 and any person with respect to InnoServ Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

          99(a) Agreement and Plan of Merger dated as of May 19, 1998 among General Electric Company, Diamond Merger Sub, Inc. and InnoServ Technologies, Inc.

          99(b) Certificate of Designation of Series B Preferred Stock of InnoServ Technologies, Inc.

          99(c) Registration Rights Agreement dated as of June 4, 1998 between National Medical Diagnostics, Inc., and InnoServ Technologies, Inc.

          99(d) Shareholder Agreement dated as of May 19, 1998 between General Electric Company certain shareholders of InnoServ Technologies, Inc.

          99(e) Power of Attorney for Robert E. Healing and Eliza W. Fraser dated July 31, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               GENERAL ELECTRIC COMPANY


Dated:  June 11, 1998                          By:      /S/ ROBERT E. HEALING
                                                        ---------------------
                                                        Robert E. Healing
                                                        Corporate Counsel

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.       DESCRIPTION
-----------       -----------

99(a) Agreement and Plan of Merger dated as of May 19, 1998 among General Electric Company, Diamond Merger Sub, Inc. and InnoServ Technologies, Inc.

99(b) Certificate of Designation of Series B Preferred Stock of InnoServ Technologies, Inc.

99(c) Registration Rights Agreement dated as of June 4, 1998 between National Medical Diagnostics, Inc., and InnoServ Technologies, Inc.

99(d) Shareholder Agreement dated as of May 19, 1998 between General Electric Company certain shareholders of InnoServ Technologies, Inc.

99(e) Power of Attorney for Robert E. Healing and Eliza W. Fraser dated July 31, 1997.

                                                                      SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            GENERAL ELECTRIC COMPANY

          The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GE are set forth below. If no business address is given, the director's or officer's business address is GE's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GE. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                       GENERAL ELECTRIC COMPANY DIRECTORS




NAME              PRESENT BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION
----              ------------------------     ----------------------------

D.W. Calloway     PepsiCo, Inc.                Director and Retired
                  700 Anderson Hill Road       Chairman of the Board,
                  Purchase, NY 10577           Pepsico, Inc.

J.I. Cash, Jr.    Harvard Business School      Professor of Business
                  Baker Library 187            Administration-Graduate
                  Soldiers Field               School of Business Administration,
                  Boston, MA 02163             Harvard University

S.S. Cathcart     222 Wisconsin Avenue         Retired Chairman,
                  Suite 103                    Illinois Tool Works
                  Lake Forest, IL 60045

D.D. Dammerman    General Electric Company     Senior Vice President--Finance,
                  3135 Easton Turnpike         General Electric Company
                  Fairfield, CT 06431

P. Fresco         General Electric Company     Vice Chairman of the
                  (U.S.A.)                     Board and Executive Officer,
                  3 Shortlands, Hammersmith    General Electric Company
                  London, W6 8BX, England

C.X. Gonzalez     Kimberly-Clark de Mexico,    Chairman of the Board
                  S.A. de C.V.                 and Chief Executive Officer,
                  Jose Luis Lagrange 103,      Kimberly-Clark de Mexico,
                  Tercero Piso                 S.A. de C.V.
                  Colonia Los Morales
                  Mexico, D.F. 11510, Mexico




G.G. Michelson    Federated Department Stores  Former Member of the
                  151 West 34th Street         Board of Directors,
                  New York, NY 10001           Federated Department Stores

E.F. Murphy       General Electric Company     Vice Chairman of the Board and
                  3135 Easton Turnpike         Executive Officer
                  Fairfield, CT 064321

S. Nunn           King & Spalding              Partner, King & Spalding
                  191 Peachtree Street, N.E.
                  Atlanta, Georgia 30303

J.D. Opie         General Electric Company     Vice Chairman of the
                  3135 Easton Turnpike         Board and Executive Officer
                  Fairfield, CT 06431

R.S. Penske       Penske Corporation           Chairman of the Board and
                  13400 Outer Drive, West      President,
                  Detroit, MI 48239-4001       Penske Corporation

F.H.T. Rhodes     Cornell University           President Emeritus
                  3104 Snee Building           Cornell University
                  Ithaca, NY 14853

A.C. Sigler       Champion International       Retired Chairman of the
                  Corporation                  Board and CEO and
                  1 Champion Plaza             former Director,
                  Stamford, CT 06921           Champion International Corporation

D.A. Warner III   J. P. Morgan & Co., Inc.     Chairman of the Board,
                  & Morgan Guaranty Trust Co.  President, and Chief
                  60 Wall Street               Executive Officer,
                  New York, NY 10260           J.P. Morgan & Co. Incorporated and
                                               Morgan Guaranty Trust Company

J.F. Welch, Jr.   General Electric Company     Chairman of the Board
                  3135 Easton Turnpike         and Chief Executive Officer,
                  Fairfield, CT 06431          General Electric Company


                                   Citizenship
                                   -----------

                         C. X. Gonzalez        Mexico
                         P. Fresco             Italy
                         All Others            U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


NAME                PRESENT BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION
----                ------------------------             ----------------------------
J.F. Welch, Jr.     General Electric Company             Chairman of the Board and
                    3135 Easton Turnpike                 Chief Executive Officer
                    Fairfield, CT 06431

P. Fresco           General Electric Company (U.S.A.)    Vice Chairman of the Board
                    3 Shortlands, Hammersmith            Board and Executive Officer
                    London, W6 8BX, England

P.D. Ameen          General Electric Company             Vice President and Comptroller
                    3135 Easton Turnpike
                    Fairfield, CT 06431

J.R. Bunt           General Electric Company             Vice President and Treasurer
                    3135 Easton Turnpike
                    Fairfield, CT 06431

D.L. Calhoun        General Electric Company             Senior Vice President - GE Lighting
                    Nela Park
                    Cleveland, OH 44122

W.J. Conaty         General Electric Company             Senior Vice President--Human
                    3135 Easton Turnpike                 Resources
                    Fairfield, CT 06431

D. M. Cote          General Electric Company             Senior Vice President--GE
                    3135 Easton Turnpike                 Appliances
                    Fairfield, CT 06431

D.D. Dammerman      General Electric Company             Senior Vice President--Finance
                    3135 Easton Turnpike
                    Fairfield, CT 06431


L.S. Edelheit       General Electric Company             Senior Vice President--Corporate
                    P. O. Box 8                          Research and Development
                    Schenectady, NY 12301

B.W. Heineman, Jr.  General Electric Company             Senior Vice President--General
                    3135 Easton Turnpike                 Counsel and Secretary
                    Fairfield, CT 06431


J. R. Immelt        General Electric Company             Senior Vice President--GE Medical
                    P.O. Box 414                         Systems
                    Milwaukee, WI 53201

G. S. Malm          General Electric Company             Senior Vice President--Asia
                    3135 Easton Turnpike
                    Fairfield, CT 06431

W.J. McNerney, Jr.  General Electric Company             Senior Vice President--GE Aircraft
                    1 Neumann Way                        Engines
                    Cincinnati, OH 05215

E.F. Murphy         General Electric Company             Vice Chairman of the Board and
                    3135 Easton Turnpike                 Executive Officer
                    Fairfield, CT 06431

R.L. Nardelli       General Electric Company             Senior Vice President--GE Power
                    1 River Road                         Systems
                    Schenectady, NY 12345

R.W. Nelson         General Electric Company             Vice President--Corporate Financial
                    3135 Easton Turnpike                 Planning and Analysis
                    Fairfield, CT 06431

J.D. Opie           General Electric Company             Vice Chairman of the Board
                    3135 Easton Turnpike                 and Executive Officer
                    Fairfield, CT 06431

G.M. Reiner         General Electric Company             Senior Vice President--Chief
                    3135 Easton Turnpike                 Information Officer
                    Fairfield, CT 06431



J.G. Rice           General Electric Company             Vice President - GE Transportation
                    2901 East Lake Road                  Systems
                    Erie, PA 16531

G.L. Rogers         General Electric Company             Senior Vice President--GE Plastics
                    1 Plastics Avenue
                    Pittsfield, MA 01201

J.W. Rogers         General Electric Company             Vice President--GE Motors
                    1635 Broadway
                    Fort Wayne, IN 46801


L.G. Trotter        General Electric Company             Vice President--GE Electrical
                    41 Woodford Avenue                   Distribution and Control
                    Plainville, CT 06062



                                   Citizenship
                                   -----------

                             P. Fresco          Italy
                             G. S. Malm         Sweden
                             All Others         U.S.A.